82-97

ANGLO AMERICAN

News Release

29 September 2004

ANGLO AMERICAN PLC – LEVEL OF ACCEPTANCES OF THE RECOMMENDED CASH OFFER FOR JOHNSTON GROUP PLC – OFFERS EXTENDED

Anglo American plc ("**Anglo American**") announces that by 3.00pm (London time) on 28 September 2004, it has received valid acceptances of the offer for the entire issued and to be issued ordinary share capital of Johnston Group PLC ("**Johnston**") not already owned by Anglo American or its subsidiaries (the "**Ordinary Offer**") from the holders of 3,138,859 Johnston Ordinary Shares (representing approximately 29.0 per cent. of the existing issued ordinary share capital of Johnston).

Immediately prior to the commencement of the Offer Period, Anglo American held 2,696,438 Johnston Ordinary Shares, representing approximately 24.9 per cent. of the issued share capital of Johnston.

As set out in the offer document dated 7 September 2004 (the "**Offer Document**"), Anglo American has received irrevocable undertakings to accept, or cause acceptance of, the Ordinary Offer from the Johnston Family Shareholders in respect of 5,427,147 Johnston Ordinary Shares representing approximately 50.1 per cent. of the existing issued ordinary share capital of Johnston. The terms of the irrevocable undertakings provide that acceptances only need to be provided by 19 October 2004, provided that before such time the Ordinary Offer is wholly unconditional (other than as to acceptances). Anglo American is continuing to seek OFT and other appropriate regulatory clearances for the transaction. Certain of the Johnston Family Shareholders have, notwithstanding the terms of the irrevocable undertakings, already accepted the offer in respect of 1,084,687 Johnston Ordinary Shares.

Accordingly, Anglo American now owns or has received acceptances in respect of, or has irrevocable undertakings to accept the Ordinary Offer in respect of, 10,177,757 Johnston Ordinary Shares representing approximately 94.0 per cent. of the existing issued ordinary share capital of Johnston.

As of 28 September 2004, Anglo American had received valid acceptances in respect of the Preference Share Offer from the holders of 893,514 Johnston Preference Shares (representing approximately 89.4 per cent. of the existing issued preference share capital of Johnston).

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

The Offers, including the Loan Note Alternative, have been extended and the next closing date for the Offers will be 3.00pm on 19 October 2004.

Save as disclosed in the Offer Document, neither Anglo American nor any person acting or deemed to be acting in concert with it owned any Johnston Shares (or rights over such shares) nor since that date (other than as disclosed above) has Anglo American or any person acting in concert with it acquired or agreed to acquire any Johnston Shares (or rights over such shares).

Terms defined in the Offer Document relating to the Offers bear the same meanings when used in this announcement.

Enquiries:

Anglo American plc Robbie Robertson	020 7698 8888
Cazenove & Co. Ltd Nick Wiles Patrick Magee	020 7588 2828

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Anglo American Group and no one else in connection with the Offers and will not be responsible to anyone other than the Anglo American Group for providing the protections afforded to its customers or for providing advice in relation to the Offers or in relation to the contents of this announcement or any transaction, arrangement or other matter referred to herein.

This announcement and the Offers (including the Loan Note Alternative) referred to in this announcement are not being made and will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or by any facilities of, a national, state or other securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and the Offers cannot be accepted by any such use, means or instrumentality or otherwise from or within the United States, Canada, Australia or Japan or any other such jurisdiction. Accordingly, this announcement, the Offer Document and the Form of Acceptance or any accompanying document are not being, and must not be, directly or indirectly, mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia or Japan or any such other jurisdiction.

The Loan Notes which may be issued pursuant to the Ordinary Offer have not been, nor will they be, registered under the Securities Act or under the securities laws of any state of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no

prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Loan Notes have not been, nor will they be, registered under, or offered in compliance with, applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold, or delivered, directly or indirectly, in, into or from the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, any United States, Canadian, Australian or Japanese person.

The Loan Notes which may be issued pursuant to the Ordinary Offer have not been, nor will they be, registered under, or offered in compliance with, applicable securities laws of Ireland and the Offer Document will not be a prospectus within the meaning of or for the purposes of the Companies Act 1963 to 2001 (as amended) or the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 (as amended) of Ireland. Accordingly the Loan Note Alternative referred to in this announcement will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of foreign commerce of, or by any facilities of, a national or other securities exchange of, Ireland, and the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold, or delivered, directly or indirectly, in, into or from Ireland.

RECEIVED
2004 OCT -5 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Not for release, distribution or publication in or into or from the USA, Canada, Australia or Japan.

24 August 2004

Recommended Cash Offer

by Cazenove & Co. Ltd

on behalf of

Anglo American plc

to acquire the entire issued and to be issued ordinary share capital of

Johnston Group PLC

The directors of Anglo American and the Independent Directors of Johnston are pleased to announce that agreement has been reached on the terms of a recommended cash offer to be made by Cazenove & Co. Ltd on behalf of Anglo American, to acquire the entire issued and to be issued ordinary share capital of Johnston not already owned by Anglo American or its subsidiaries.

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, and has significant interests in coal, base and ferrous metals, paper & packaging and industrial minerals.

Johnston operates two quarries in the West Midlands of England: Leaton, a quarry near Telford, and Leinthall, a quarry located near Leominster. The Leaton Quarry is operated by Berwyn Granite Quarries Limited, in which Johnston has a 51% controlling interest. The minority 49% interest is held by Anglo American's subsidiary, Tarmac Roadstone Holdings Limited. Both quarries have on-site asphalt (also called coated stone) plants. Johnston also manufactures concrete pipes and related products at a large site near Telford.

Johnston also operates an engineering business that is primarily focused on specialist vehicles such as road sweepers, fire engines and similar vehicles. Upon completion of the Offer, Anglo American intends to dispose of Johnston's engineering business as it does not fit with Anglo Industrial Mineral's strategy. Anglo American is aware of third party interest in this business and approaches have already been made to Anglo American by such parties.

The Recommended Offer

- The Offer Price will be 491 pence in cash for each Johnston Share, valuing the existing issued ordinary share capital of Johnston at approximately £53 million.

- The Offer represents a premium of approximately 21 per cent. over the closing mid-market price of 405 pence per Johnston Share on 23 August 2004, the last dealing day prior to this announcement, a premium of 106.7 per cent. over the closing middle market price of 237.5 pence per Johnston Share at the close of business on 28 July 2004, the last dealing day prior to the announcement of the Ennstone Offer, and a 10 per cent. premium to the value of the Ennstone Offer (valued at the closing middle market price of 35 pence per Ennstone ordinary share on 28 July 2004, the last dealing day prior to the announcement of the Ennstone Offer).

- Anglo American has granted an option to Ennstone to enable Ennstone to acquire Leinthall Quarry and asphalt plant for £11.25 million in the event that the Offer is successful.

- Ennstone has agreed to use reasonable endeavours to adjourn the extraordinary general meeting to approve Ennstone's offer for Johnston until not earlier than 56 days after the posting of the Anglo American Offer Document.

- Ennstone has released Johnston family shareholders from their irrevocable undertakings to accept the Ennstone Offer to the extent required to enable them to accept the Anglo American offer provided that by the date of such acceptance the Anglo American offer is wholly unconditional (other than as to acceptances). These irrevocable undertakings will only become binding again in the event that Anglo American's offer for Johnston lapses, is withdrawn or does not become wholly unconditional within the earlier of 42 days of posting the Offer Document or 56 days from the date of this announcement.

- As at the date of this announcement, Anglo American together with its subsidiaries owns 2,696,438 Johnston Shares representing approximately 24.9 per cent. of the existing ordinary share capital of Johnston. Anglo American has also obtained binding irrevocable undertakings from certain Johnston family shareholders, representing approximately 50.1 per cent. of the existing ordinary share capital of Johnston, to accept the Offer before 3pm on the forty second day after posting of the Offer Document, provided that before 3pm on that date the Offer is wholly unconditional (other than as to acceptances).

- The Offer is conditional, inter alia, on valid acceptances being received relating to Johnston Shares representing, in aggregate, more than 67 per cent. of the Johnston Shares to which the Offer relates.

- A Loan Note Alternative will be made available to Johnston Shareholders who elect to receive it.

Commenting on behalf of Johnston, Chris Woodwark, Chairman of Johnston, said:

"Following the unsolicited bid for the company by Ennstone, the Independent Directors undertook to consider all options with the primary objective of maximising value for all Johnston Shareholders. Given the extremely tight timetable, we are therefore delighted to be able to recommend this offer from Anglo American, which, at 491 pence in cash, represents a significant improvement on the Ennstone offer."

Commenting on behalf of Anglo American, Robbie Robertson, Chief Executive Officer of Anglo Industrial Minerals, said:

"We are pleased to have secured both the recommendation of Johnston's Independent Directors and the support of the Johnston family. The integration of Johnston's construction materials business represents an attractive opportunity to enhance Anglo Industrial Mineral's strategy in the UK and follows our original investment in acquiring 24.9 per cent. of Johnston in 2002 and 2003. We also anticipate realising significant value from assets not required by the core construction materials business."

This summary should be read in conjunction with the full text of the following announcement including Appendix I where the conditions of the Offer are set out and Appendix II which contains certain terms used in this summary and the following announcement.

Enquiries:

Anglo American plc 020 7698 8888
Robbie Robertson
Nick von Schirnding
Kate Aindow

Cazenove & Co. Ltd 020 7588 2828
(Financial Adviser to Anglo American)
Nick Wiles
Patrick Magee

Johnston Group PLC.. 020 7920 3150
Chris Woodwark

Close Brothers Corporate Finance Limited 020 7655 3100
(Financial Adviser to Johnston)
Andrew Cunningham
Tim Evans

Tavistock Communications 020 7920 3150
(Public Relations Adviser to Johnston)
Lulu Bridges
Justin Griffiths

WestLB 020 7020 2000
(Advisers to Johnston family)
Nick Wells
Frank Malone

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Anglo American Group and no one else in connection with the Offer and will not be responsible to anyone other than the Anglo American Group for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this announcement or any transaction, arrangement or other matter referred to herein.

Close Brothers, which is regulated in the United Kingdom by the Financial Services Authority is acting exclusively for Johnston and no one else in connection with the Offer and will not be responsible to anyone other than Johnston for providing the protections afforded to its customers or for providing advice in relation to the Offer.

WestLB, which is regulated in the United Kingdom by the Financial Services Authority is acting exclusively for the Johnston Family Shareholders and no one else in connection with the Offer and will not be responsible to anyone other than the Johnston Family Shareholders for providing the protections afforded to its customers or for providing advice in relation to the Offer.

This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by means of an Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The Offer Document and Form of Acceptance accompanying the Offer Document will be made available to all Johnston Shareholders at no charge to them. Johnston Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance when they are sent to them because they will contain important information.

The availability of the Offer to Johnston Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

This announcement and the Offer (including the Loan Note Alternative) referred to in this announcement are not being made and will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or by any facilities of, a national, state or other securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and the Offer cannot be accepted by any such use, means or instrumentality or otherwise from or within the United States, Canada, Australia or Japan or any other such jurisdiction. Accordingly, this announcement, the Offer Document and the Form of Acceptance or any accompanying document are not being, and must not be, directly or indirectly, mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia or Japan or any such other jurisdiction.

The Loan Notes which may be issued pursuant to the Offer have not been, nor will they be, registered under the Securities Act or under the securities laws of any state of the United

States; the relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Loan Notes have not been, nor will they be, registered under, or offered in compliance with, applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold, or delivered, directly or indirectly, in, into or from the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, any United States, Canadian, Australian or Japanese person.

The Loan Notes which may be issued pursuant to the Offer have not been, nor will they be, registered under, or offered in compliance with, applicable securities laws of Ireland and the Offer Document will not be a prospectus within the meaning of or for the purposes of the Companies Act 1963 to 2001 (as amended) or the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 (as amended) of Ireland. Accordingly the Loan Note Alternative referred to in this announcement will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of foreign commerce of, or by any facilities of, a national or other securities exchange of, Ireland, and the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold, or delivered, directly or indirectly, in, into or from Ireland.

Not for release, distribution or publication in or into or from the USA, Canada, Australia or Japan.

24 August 2004

Recommended Cash Offer

by Cazenove & Co. Ltd

on behalf of

Anglo American plc

to acquire the entire issued and to be issued ordinary share capital of

Johnston Group PLC ("Johnston")

1. Introduction

It was announced on 29 July 2004 that Ennstone proposed to make an offer for Johnston on the basis of 35 new Ennstone shares and 560 pence in cash for every 4 Johnston Shares. This offer was posted on 4 August 2004. Ennstone did not seek a recommendation from the Board of Johnston and in view of the involvement of Michael Johnston and Philippa Marriott (both Directors of Johnston) with Ennstone and its offer, the Independent Directors have taken responsibility for considering the offer from Ennstone and considering all options, including any competing offer and discussions with third parties.

Today it is announced that agreement has been reached on the terms of a cash offer, recommended by the Board of Johnston and to be made by Cazenove on behalf of Anglo American, for the entire issued and to be issued ordinary share capital of Johnston not already owned by Anglo American or its subsidiaries.

2. The Offer

On behalf of Anglo American, Cazenove will offer to acquire, on the terms and subject to the conditions set out or referred to in this announcement and to be set out or referred to in the Offer Document and in the Form of Acceptance, the entire issued and to be issued ordinary share capital of Johnston not already owned by Anglo American or its subsidiaries on the following basis:

for each Johnston Share **491 pence in cash**

The Offer will value the existing issued ordinary share capital of Johnston at approximately £53 million. A Loan Note Alternative will also be provided.

The Offer values the ordinary shares in Johnston that Anglo American or its subsidiaries do not already own at approximately £40 million.

The Offer represents a premium of approximately 21 per cent. over the closing mid-market price of 405 pence per Johnston Share on 23 August 2004, the last dealing day prior to this announcement, a premium of 106.7 per cent. over the closing middle market price of 237.5 pence per Johnston Share at the close of business on 28 July 2004, the last dealing day prior to the announcement of the Ennstone Offer, and a 10 per cent. premium to the value of the Ennstone Offer (valued at the closing middle market price of 35 pence per Ennstone ordinary share on 28 July 2004, the last dealing day prior to the announcement of the Ennstone Offer).

The Johnston Shares will be acquired pursuant to the Offer by, or on behalf of, Anglo American fully paid with full title guarantee, free from all liens, equities, mortgages, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including all voting rights and the right to receive and retain all dividends and other distributions announced, declared, made or paid on or after the date of this announcement.

The Offer will be subject to the conditions and further terms set out in Appendix I to this announcement and to those terms which will be set out in the Offer Document and in the accompanying Form of Acceptance, and such further terms as may be required to comply with the rules and regulations of the Financial Services Authority, the UKLA, the London Stock Exchange and the Code.

3. Background to and reasons for the Offer

Between December 2002 and May 2003, Anglo American and its subsidiaries acquired an interest in 2,696,438 Johnston Shares, representing 24.9 per cent. of the issued ordinary share capital of Johnston, at an average price of 418 pence per Johnston share.

Johnston owns the freehold of Leaton Quarry, a quarry near Telford. This quarry is operated by Berwyn Granite Quarries Limited, in which Johnston has a 51% controlling interest. The minority 49% interest is held by Anglo American's subsidiary, Tarmac Roadstone Holdings Limited. Johnston also operates a 100% leasehold interest in Leinthall Quarry, a quarry located near Leominster.

In deciding to make the Offer and in determining the Offer Price, Anglo American has taken account of a number of factors, including:

- the opportunity to integrate Johnston's construction materials business into Anglo American's existing Industrial Minerals business and to achieve material synergies;

- the level of interest expressed to both Anglo American and Johnston's Independent Directors from third parties wishing to purchase Johnston's engineering business; and

- the opportunity to enhance the value of Johnston through Johnston's material freehold property interests.

Following completion of the Offer, Anglo American intends to dispose of Johnston's engineering business. In addition, Anglo American has granted an option to Ennstone to enable Ennstone to acquire Leinthall Quarry and asphalt plant for £11.25 million in the event that the Offer is successful. Anglo American therefore anticipates that the net cost of approximately £40 million, to acquire the ordinary shares of Johnston which the Anglo American Group does not already own, will be significantly reduced by proceeds realised from disposals.

4. The Recommendation of the Board of Johnston

The Independent Directors of Johnston, who have been so advised by Close Brothers, consider the terms of the Offer to be fair and reasonable. In providing advice to the Independent Directors, Close Brothers has taken into account the commercial assessments of the Independent Directors.

Accordingly, the Board of Johnston (excluding Michael Johnston and Philippa Marriott, both Directors of Johnston, who were conflicted from participating in the relevant deliberations and resolution because of their involvement with Ennstone and its offer) recommends that Johnston Shareholders accept the Offer, as the Independent Directors intend to do (or to take steps within their power to cause acceptance of the Offer) in respect of their own holdings amounting to, in aggregate, 10,012 Johnston Shares, which represent approximately 0.09 per cent. of the issued ordinary share capital of Johnston.

5. Undertakings to accept the Offer

Ennstone has released Johnston family shareholders from their irrevocable undertakings to accept the Ennstone Offer to the extent required to enable them to accept the Anglo American offer provided that by the date of such acceptance the Anglo American offer is wholly unconditional (other than as to acceptances). These irrevocable undertakings will only become binding again in the event that Anglo American's offer for Johnston lapses, is withdrawn or does not become wholly unconditional within the earlier of 42 days of posting the Offer Document or 56 days from the date of this announcement.

Anglo American has received irrevocable undertakings from certain Johnston Shareholders, which will remain binding even in the event of a higher offer, provided that before 3pm on the forty second day following the posting of Anglo American's Offer Document the Offer is wholly unconditional (other than as to acceptances), in respect of an aggregate of 5,427,147 Johnston Shares, representing approximately 50.1 per cent. of the issued ordinary share capital of Johnston.

6. Information on Johnston

Construction Materials Division

The construction materials division of Johnston comprises Johnston Roadstone Limited (coated and dry stone quarry operations) and Johnston Pipes Limited (concrete building products and glass-reinforced plastic pipes).

Johnston owns the freehold of Leaton Quarry, a quarry near Telford. This quarry is operated by Berwyn Granite Quarries Limited, in which the company has a 51% controlling interest. The minority 49% interest is held by Anglo American's subsidiary, Tarmac Roadstone Holdings Limited. Johnston also operates a 100% leasehold interest in Leinthall Quarry, a quarry located near Leominster. The quarries are both based in the West Midlands and supply dry stone and coated stone for use in road surfaces, road foundations and general construction.

Johnston Pipes Limited is one of the UK's leading manufacturers of concrete drainage products and has recently added a number of new product lines, such as box culverts and cable ducts, to its range. Customers include Network Rail Infrastructure Limited, to whom Johnston is an accredited supplier.

Key investment features of the construction materials division include:

- Leaton Quarry (Shropshire, UK) - 100% freehold interest in a quarry with a 51% controlling interest in the operating company.
- Leinthall Quarry (Herefordshire, UK) - 100% leasehold interest in a quarry.
- Combined existing resources of 16 million tones.
- Both quarries supply both drystone and coated roadstone.
- Both quarries have been well maintained and invested.
- The pipes business is a leading manufacturer of concrete drainage products.

The OFT will have the opportunity to consider Anglo American's bid for full control of Johnston. As part of the OFT process, Anglo American will be able to offer divestments of either part of Johnston's operations or part of Tarmac's operations if necessary in order to avoid a reference to the Competition Commission. Anglo American has procured that Tarmac gives an undertaking (and Tarmac has so undertaken) to Johnston that, if it is necessary to avoid a reference to the Competition Commission, it will offer to the OFT to give an undertaking (and has agreed not to withdraw such an offer) to dispose of any assets of the Johnston Group (other than those at Leaton) as may be required to avoid a reference. Anglo American has further agreed not to unreasonably withhold or delay its acceptance of the terms or conditions of such undertaking.

In addition, Anglo American will have the option to offer divestments of Tarmac assets if necessary to avoid a reference. Anglo American will consider, in its absolute discretion, whether any such divestments are reasonable and, if necessary to avoid a reference to the Competition Commission, may offer Tarmac assets for divestment instead of divestments of Johnston assets.

Engineering Division

Anglo American intends to dispose of Johnston's engineering business as it does not fit with Anglo Industrial Mineral's core strategy. Anglo American is aware of third party interest in this business and approaches have already been made to Anglo American by such parties.

The engineering division manufactures and markets products in the speciality vehicles sector. The products range includes road and pavement sweepers, street washers, refuse trucks, litter

collection machines and fire tenders. It also manufactures washroom hand drying equipment in Australia.

The division is a world leading supplier of truck mounted, mid size and compact sweepers which clean roads, airports, construction sites and pedestrian areas in municipalities and rural areas across the world.

The engineering division employs over 1,000 people with modern production facilities in the UK, Denmark, the USA, Canada and Australia, offering the broadest product range available from any single manufacturer in the sweeper industry. The engineering division continues to be a leader of the sweeper industry in quality, innovation and service.

Johnston's newly appointed Chief Executive Officer, Kash Pandya, has been conducting an operational review of the Johnston Group's activities. As part of the operational review, the Board of Johnston is developing a world-wide sweeper strategy to leverage its global position and to drive cost improvements.

Summary Johnston Group PLC Financial Performance
Years Ended 31 December
(£ in 000s)

	2001A	2002A	2003A
Sales			
Construction Materials	34,091	35,357	37,617
Engineering	108,265	109,168	113,140
Total Group Sales	**142,356**	**144,525**	**150,757**
EBIT			
Construction Materials	4,418	5,895	5,872
Engineering	720	-115	-4,407 [1]
Central	-898	-1,180	-879
Total Group EBIT	**4,240**	**4,600**	**586**
Depreciation & Amortisation	3,361	3,412	6,103 [1]
Group EBITDA	**7,601**	**8,012**	**6,689**
PBT	**3,761**	**5,188**	**130**

[1] Note 2003 includes an impairment charge of £2.5 million

7. Information on Anglo American

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, and has significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The Group is geographically diverse with operations in 65 countries in Africa, Europe, South and North America, Australia and Asia. Anglo American's ordinary shares are listed in London, Johannesburg, Switzerland, Botswana and Namibia.

For the year ended 31 December 2003, Anglo American reported total operating profit before exceptional items of US$2,892m, on group turnover of US$24,909m.

Following completion of the Offer, Johnston's operations will be transferred into Anglo Industrial Minerals. Anglo Industrial Minerals, which has two principal subsidiaries, Tarmac and Copebrás, reported operating profits of US$325m on turnover of US$3,196m for the year ended 31 December 2003.

Tarmac is a leader in the production of construction materials in the UK, with a growing presence in continental Europe, the Middle East and Far East, and is principally involved in the production of crushed rock, sand and gravel, asphalt, concrete and mortar, concrete products, lime and cement.

Copebrás is a leading Brazilian producer of phosphate fertilizers, phosphoric acid and sodium tripolyphosphate (STPP), which is used in the detergent industry. Copebrás has recently expanded its Goiás operations in order to meet increased demand.

8. Independent Directors and employees

The Board of Anglo American has given assurances to the Board of Johnston that, following the Offer becoming or being declared unconditional in all respects, the existing employment rights, including the pension rights, of all employees of the Johnston Group will be fully safeguarded.

The Directors of Johnston have agreed, subject always to their fiduciary duties to Johnston, to resign from the Board of Johnston following the Offer becoming or being declared unconditional in all respects.

9. The Loan Note Alternative

Johnston Shareholders (other than certain overseas Johnston Shareholders) who validly accept the Offer will be entitled to elect to receive Loan Notes to be issued by Anglo American as an alternative to receiving any or all of the cash consideration which they would otherwise receive under the Offer on the following basis:

for every £1 of cash consideration	**£1 nominal of Loan Notes**

The Loan Notes will be unsecured obligations of Anglo American and will be issued, credited as fully paid, in amounts and integral multiples of £1 in nominal value. All fractional entitlements will be disregarded and not paid.

Cazenove has advised that, based on market conditions on 23 August 2004 (the latest practicable date prior to this announcement), its estimate of the value of the Loan Notes, if they were in issue on that date, would have been no less than 99 pence per £1 in nominal value of the Loan Notes.

The Loan Notes will bear interest (from the date 14 days after the date on which the Offer becomes or is declared wholly unconditional or, if later, the date of issue of the relevant Loan Notes to the relevant holder of Loan Notes) (subject to any requirement to deduct tax thereon) payable semi-annually in arrears at the end of the then relevant interest period at the rate of one per cent. below six month LIBOR as determined on the first business day of each such subsequent interest period in accordance with the terms of the Loan Note. The first interest payment will be made in March 2005 in respect of the period from and including the date 14 days after the Offer becomes or is declared wholly unconditional or, if later, the date of issue of the relevant Loan Notes up to (but excluding) that date. The holders of Loan Notes will have the option to redeem at par all or any part (being £100 in nominal amount, or any integral multiple thereof, or such lesser amount as represents a holder's entire holding of Loan Notes) of their Loan Notes at six-monthly intervals. Any loan notes which have not previously been redeemed will fall to be redeemed by Anglo American on 31 March 2008.

Unless Anglo American decides otherwise, no Loan Notes will be issued by Anglo American unless the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £5 million. If such aggregate is less than £5 million, any such election shall, unless Anglo American decides otherwise, be void and, provided the acceptance of the Offer is otherwise valid, the relevant Johnston Shareholders will be deemed to have accepted the cash consideration under the Offer.

The Loan Note Alternative will be conditional upon the Offer becoming or being declared wholly unconditional. Once the Offer has been declared wholly unconditional the Loan Note Alternative will remain open for the following 14 days after which time it will be closed. The Loan Notes will not be listed on any stock exchange, nor is it intended that any trading facility will exist for the Loan Notes.

Further particulars of the Loan Notes will be set out in the Offer Document.

10. Johnston Share Schemes

The Offer will extend to any Johnston Shares unconditionally allotted or issued, whilst the Offer remains open for acceptance (or such earlier date as Anglo American may, subject to the Code, determine), as a result of the exercise of options granted under the Johnston Share Schemes.

Following the Offer becoming or being declared unconditional in all respects, appropriate proposals will be made to participants in the Johnston Share Schemes to the extent that such options have not been exercised or lapsed.

11. Offer for Johnston Preference Shares

It is intended that at or about the same time as the Offer is made, Cazenove will, on behalf of Anglo American, make an offer for the entire issued preference share capital of Johnston on the basis of 132 pence per Johnston Preference Share, representing a premium of approximately 10 per cent. over 120 pence per Johnston Preference Share, the price at which the last trade took place on 10 August 2004, together with an amount equal to any accrued

and unpaid dividends at the date the Preference Share Offer becomes or is declared unconditional in all respects, in cash for each Johnston Preference Share and on the terms and subject to the conditions set out or referred to in this announcement and to be set out or referred to in the document containing and setting out the terms and conditions of any such offer, and the form of acceptance relating thereto, which may be sent to Johnston Preference Shareholders. The Preference Share Offer would value all of the existing issued Johnston Preference Shares at approximately £1.3 million.

The Preference Share Offer would be conditional on the Offer becoming or being declared unconditional in all respects. The Loan Note Alternative would not be available in respect of the Preference Share Offer.

Johnston Preference Shares would be acquired pursuant to the Preference Share Offer by, or on behalf of, Anglo American fully paid with full title guarantee, free from all liens, equities, mortgages, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including all voting rights and the right to receive and retain all dividends and other distributions announced, declared, made or paid on or after the date of this announcement other than dividends which are accrued and paid on or before the date on which the Preference Share Offer becomes or is declared unconditional in all respects.

12. Financing of the Offer and Preference Share Offer

The Offer is being, and the Preference Share Offer would be, financed out of Anglo American's existing cash resources and committed debt facilities.

13. Compulsory acquisition, de-listing and re-registration

If Anglo American receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Johnston Shares to which the Offer relates, and assuming that all of the other conditions of the Offer have been satisfied or waived (if capable of being waived), Anglo American intends to exercise its rights pursuant to the provisions of Sections 428 to 430F of the Companies Act to acquire compulsorily the remaining Johnston Shares on the same terms as the Offer.

Anglo American would also intend, assuming it becomes entitled to do so, to exercise its rights pursuant to the provisions of Sections 428 to 430F of the Companies Act to acquire compulsorily any Johnston Preference Shares not acquired pursuant to the Preference Share Offer on the same terms as the Preference Share Offer.

Assuming the Offer becomes or is declared unconditional in all respects, Anglo American intends to procure the making of an application by Johnston to the UKLA for the cancellation of the listing of the Johnston Shares and the Johnston Preference Shares on the Official List of the UKLA and to the London Stock Exchange for the cancellation of the admission to trading of the Johnston Shares and the Johnston Preference Shares on its market for listed securities. This will significantly reduce the liquidity and marketability of Johnston Shares or Johnston Preference Shares not assented to under the Offer or the Preference Share Offer,

respectively. It is anticipated that the cancellation of Johnston's listings and admissions to trading will take effect no earlier than the later of (i) the expiry of any period during which Johnston Optionholders may elect to accept proposals made by Anglo American in respect of subsisting options granted under the Johnston Share Schemes, and (ii) the expiry of 20 business days after the Offer becomes or is declared unconditional in all respects.

14. General

The Offer will be made on the terms and subject to the conditions set out herein and in Appendix I, and to be set out in the Offer Document and the accompanying Form of Acceptance. These will be despatched to Johnston Shareholders and, for information only, to Johnston Optionholders by no later than 7 September 2004. The Offer and acceptances thereof will be governed by English law. The Offer will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the UKLA.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves of, and observe, any applicable requirements.

This announcement does not constitute an offer or an invitation to purchase any securities.

Save for the disclosed holding of 2,696,438 Johnston Shares, no member of the Anglo American Group nor any person deemed to be acting in concert with the Anglo American Group for the purposes of the Offer owns or controls any Johnston Shares or any securities convertible or exchangeable into Johnston Shares or any rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, any such Johnston Shares ("relevant Johnston securities") nor does any such person have any arrangement in relation to relevant Johnston securities. For these purposes, "arrangement" includes an indemnity or option arrangement, or agreement or understanding, formal or informal, or whatever nature, relating to Johnston Shares which may be an inducement to deal or refrain from dealing in such shares.

<u>**Enquiries**</u>:

Anglo American plc.. 020 7698 8888
Robbie Robertson
Nick von Schirnding
Kate Aindow

Cazenove & Co. Ltd 020 7588 2828
(Financial Adviser to Anglo American)
Nick Wiles
Patrick Magee

Johnston Group PLC.. 020 7920 3150
Chris Woodwark

Close Brothers Corporate Finance Limited 020 7655 3100
(Financial Adviser to Johnston)
Andrew Cunningham
Tim Evans

Tavistock Communications 020 7920 3150
(Public Relations Adviser to Johnston)
Lulu Bridges
Justin Griffiths

WestLB 020 7020 2000
(Advisers to Johnston family)
Nick Wells
Frank Malone

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Anglo American and for no one else in connection with the Offer and will not be responsible to anyone other than Anglo American for providing the protections afforded to clients of Cazenove or for giving advice in relation to the Offer.

Close Brothers, which is regulated in the United Kingdom by the Financial Services Authority is acting exclusively for Johnston and no one else in connection with the Offer and will not be responsible to anyone other than Johnston for providing the protections afforded to its customers or for providing advice in relation to the Offer.

WestLB, which is regulated in the United Kingdom by the Financial Services Authority is acting exclusively for the Johnston Family Shareholders and no one else in connection with the Offer and will not be responsible to anyone other than the Johnston Family Shareholders for providing the protections afforded to its customers or for providing advice in relation to the Offer.

This announcement and the Offer (including the Loan Note Alternative) referred to in this announcement are not being made and will not be made directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or by any facilities of, a national, state or other securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and the Offer cannot be accepted by any such use, means or instrumentality or otherwise from or within the United States, Canada, Australia or Japan or any other such jurisdiction. Accordingly, this announcement, the Offer Document and the Form of Acceptance or any accompanying document are not being, and must not be, directly or indirectly, mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia or Japan or any such other jurisdiction.

The Loan Notes which may be issued pursuant to the Offer have not been, nor will they be, registered under the Securities Act or under the securities laws of any state of the United

States; the relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Loan Notes have not been, nor will they be, registered under, or offered in compliance with, applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold, or delivered, directly or indirectly, in, into or from the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, any United States, Canadian, Australian or Japanese person.

The Loan Notes which may be issued pursuant to the Offer have not been, nor will they be, registered under, or offered in compliance with, applicable securities laws of Ireland and the Offer Document will not be a prospectus within the meaning of or for the purposes of the Companies Act 1963 to 2001 (as amended) or the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 (as amended) of Ireland. Accordingly the Loan Note Alternative referred to in this announcement will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of foreign commerce of, or by any facilities of, a national or other securities exchange of, Ireland, and the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold, or delivered, directly or indirectly, in, into or from Ireland.

APPENDIX I

Conditions and certain further terms of the Offer and the Preference Share Offer

The Offer, which will be made by Cazenove on behalf of Anglo American, will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the Code, will be governed by English law and will be subject to the jurisdiction of the Courts of England and Wales and will be subject to the terms and conditions set out in this announcement and those in the Offer Document and the Forms of Acceptance.

Part A. Conditions of the Offer

The Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by no later than 3.00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as Anglo American may, with the consent of the Panel or in accordance with the rules of the Code, decide) in respect of not less than 67 per cent. (or such lower percentage as Anglo American may decide) in nominal value of Johnston Shares to which the Offer relates, provided that this condition will not be satisfied unless Anglo American, together with any member of Anglo American's Group, shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Johnston Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Johnston, including for this purpose, to the extent (if any) required by the Panel, any such voting rights attaching to any Johnston Shares that may be unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise; and for this purpose:

(i) any Johnston Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights they will carry upon their being entered in the register of members of Johnston;

(ii) the expression "Johnston Shares to which the Offer relates" shall be construed in accordance with Sections 428 to 430F of the Companies Act; and

(iii) valid acceptances shall be treated as having been received in respect of any Johnston Shares which Anglo American shall, pursuant to Section

429(8) of the Companies Act, be treated as having acquired or contracted to acquire by virtue of acceptance of the Offer;

(b)

(i) the Office of Fair Trading (the "**OFT**") indicating in terms satisfactory to Anglo American that it does not believe that the proposed acquisition of all or any of the Johnston Shares to which the Offer relates (the "**Transaction**") creates a relevant merger situation within the meaning of section 23 of the Enterprise Act 2002 ("**EA**"); or

(ii) the OFT indicating in terms satisfactory to Anglo American that it has decided not to refer the Transaction or any part of it to the Competition Commission (the "**CC**"), either unconditionally or subject to the giving of undertakings acceptable to Anglo American; or

(iii) the period for considering any merger notice given to the OFT under section 96 of the EA by Anglo American having expired without any such reference being made, provided that section 100 of the EA does not apply in relation to such merger notice.

(c) save as disclosed in the annual report and accounts of Johnston for the twelve months ended 31 December 2003, in filings by Johnston with the Document Viewing Facility of the UKLA, in writing by Johnston or its advisers to Anglo American, or as publicly announced by Johnston by the delivery of an announcement to a Regulatory Information Service in each case prior to the date on which the Offer is announced (the "**Announcement Date**") (such public announcements, disclosures or information being referred to in these terms and conditions as being "**revealed**"), there being no provision of any agreement, authorisation, arrangement, franchise, consent, licence, permit or other instrument to which any member of the Wider Johnston Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which as a result of the Offer or the proposed acquisition by Anglo American of any shares in, or control of, Johnston or otherwise, is reasonably likely to result (in any case to an extent which is material in the context of the Wider Johnston Group taken as a whole) in:

(i) any monies borrowed by, or any other indebtedness, actual or contingent, of or any grant available to, any such member being or becoming repayable or capable of being declared repayable immediately or earlier than its stated maturity date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn, prohibited or inhibited;

(ii) any such agreement, authorisation, arrangement, franchise, consent, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any onerous obligation arising or any adverse action being taken or arising or any obligation or liability arising thereunder;

(iii) the rights, interests or business of any such member in or with any other person, firm or company (or any arrangements relating to such interests or business) being terminated, modified or adversely affected;

(iv) any assets or interests of any such member being or falling to be disposed of or charged or ceasing to be available to any such member or any right arising under which any such asset or interest is reasonably likely to be required to be disposed of or charged or is reasonably likely to cease to be available to any such member otherwise than in the ordinary course of business;

(v) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever created, arising or having arisen) becoming enforceable or being enforced;

(vi) the financial or trading position, profits and prospects of any member of the Wider Johnston Group being prejudiced or adversely affected;

(vii) the creation of any liabilities (actual or contingent) by any member of the Wider Johnston Group; or

(viii) any such member ceasing to be able to carry on business under any name under which it presently does so or, any person presently not able to carry on business under any name under which any member of the Wider Johnston Group presently does becoming able to do so;

and no event having occurred which, under any provision of any such arrangement, authorisation, agreement, licence, consent, permit, franchise or other instrument, is reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this condition (e) in any case to an extent which is or would be material in the context of the Wider Johnston Group taken as a whole;

(d) no government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body or authority (including, without limitation, any national anti-trust or merger control authority), court, trade agency, professional association, institution or any other body or person

whatsoever in any jurisdiction (each a "Third Party" and all collectively "Third Parties") having instituted, implemented or threatened, or having decided to institute, implement or threaten, any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation, order or decision or taken any other steps which would or is reasonably likely to (in any case to an extent which is material in the context of the Wider Johnston Group or the Wider Anglo American Group, as the case may be, in each case taken as a whole):-

(i) make the Offer or its implementation or the proposed acquisition by Anglo American of all or any Johnston Shares, or control of, Johnston by Anglo American, void, illegal and/or unenforceable under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, challenge, frustrate, delay or interfere with the same, or impose additional material conditions or obligations with respect thereto, or otherwise require material amendment to the terms of the Offer or any such acquisition (including, without limitation, taking any steps which would entitle the Johnston Board to require Anglo American to dispose of all or some of its Johnston Shares or restrict the ability of Anglo American to exercise voting rights in respect of some or all of such Johnston Shares);

(ii) require or prevent the divestiture, or alter the terms envisaged for any proposed divestiture, by any member of the Wider Anglo American Group or any member of the Wider Johnston Group of all or any material portion of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct their respective businesses or to own any of their respective assets or property;

(iii) impose any limitation on, or result in a delay in, the ability of any member of the Wider Anglo American Group or of the Wider Johnston Group to acquire or hold or exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in any member of the Wider Johnston Group or to exercise management control over any such member;

(iv) otherwise adversely affect in any respect any or all of the businesses, assets, profits or prospects of any member of the Wider Anglo American Group or any member of the Wider Johnston Group respectively;

(v) result in any member of the Wider Johnston Group ceasing to be able to carry on business or impose any limitation on the ability of any member

of the Wider Anglo American Group or any member of the Wider Johnston Group to integrate or co-ordinate its business, or any part of it, with the business of any member of the Wider Johnston Group or the Wider Anglo American Group; or

(vi) save pursuant to the Offer or the Preference Share Offer, require any member of the Wider Anglo American Group or of the Wider Johnston Group to offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Johnston Group owned by any third party,

all applicable waiting and other time periods during which any such Third Party could decide to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference under the laws of any relevant jurisdiction or enact any such statute, regulation, order or decision or take any steps having expired, lapsed or been terminated;

(e) all authorisations, orders, recognitions, grants, determinations, consents, licences, confirmations, clearances, certificates, permissions and approvals (each an "**Authorisation**") which are necessary or considered appropriate by Anglo American or any other member of the Wider Anglo American Group in any relevant jurisdiction for or in respect of the Offer or the proposed acquisition of any Johnston Shares, or control of, Johnston or any other member of the Wider Johnston Group by any member of the Wider Anglo American Group or the carrying on by any member of the Wider Johnston Group of its business having been obtained, in terms and in a form satisfactory to Anglo American from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Johnston Group has entered into contractual arrangements, in each case where the absence of such Authorisation from such a person would have a material adverse effect on the Wider Johnston Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or knowledge of any intention to revoke, withdraw, withhold, suspend, restrict, modify, amend or not to renew any of the same;

(f) all notifications and filings which are necessary having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all necessary statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Offer or the proposed acquisition of any Johnston Shares, or control of, Johnston or any other member of the Wider Johnston Group by any member of the Wider Anglo American Group where, in each

case, the absence of such compliance would have a material and adverse affect on the Wider Johnston Group taken as a whole;

(g) no notification having been received from any relevant authority or other person that any interests held by the Wider Johnston Group under licences, patents, trademarks, leases and other rights in the UK and overseas will be adversely affected (in any case to an extent which is material in the context of the Wider Johnston Group taken as a whole) by the Offer or the proposed acquisition of Johnston Shares by Anglo American, or that such licences, patents, trademarks, leases and other rights are no longer in full force and effect, or that there is an intention to revoke any of the same;

(h) save as revealed, no member of the Wider Johnston Group having, since 31 December 2003:-

(i) (save as between Johnston and wholly-owned subsidiaries of Johnston, or for options granted or on the exercise of rights to subscribe for Johnston Shares pursuant to the exercise of options granted or the exercise of rights under the Johnston Share Option Scheme on or prior to the date hereof) issued, agreed to issue, authorised or proposed the issue or grant of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities or redeemed, purchased or reduced or announced any proposal to redeem, purchase or reduce any part of its share capital;

(ii) recommended, declared, paid or made or proposed to declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise other than to Johnston or wholly-owned subsidiaries of Johnston;

(iii) acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any rights, title or interest in any asset (including shares and trade investments), or authorised or proposed or announced any intention to propose any acquisition, disposal, transfer, mortgage, charge or the creation of any security interest over the same (other than in the ordinary course of business and which is material in the context of the Wider Johnston Group taken as a whole);

(iv) issued, authorised or proposed the issue of or made any change in or to any debentures or incurred or increased any indebtedness or become subject to a liability (actual or contingent) which in any case is outside

the ordinary course of business and material in the context of the Wider Johnston Group taken as a whole;

(v) entered into, implemented, effected, varied, authorised, announced or proposed any contract, reconstruction, amalgamation, scheme, commitment, merger, demerger or other transaction or arrangement or waived or compromised any claim in respect of itself or another member of the Wider Johnston Group, in each case otherwise than in the ordinary course of business, which in any case is material in the context of the Wider Johnston Group taken as whole;

(vi) terminated or varied the terms of any agreement or arrangement between any member of the Wider Johnston Group and any other person in a manner which is material in the context of the Wider Johnston Group taken as a whole;

(vii) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Johnston Group which, taken as a whole, are material in the context of the Wider Johnston Group taken as a whole;

(viii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

A. is of a long term, onerous or unusual nature or magnitude or which is or could involve an obligation of such nature or magnitude; or

B. is other than in the ordinary course of business; and

in any such case is material in the context of the Wider Johnston Group taken as a whole;

(ix) other than in respect of the entry into a service contract with Mr. Kash Pandya on 5 August 2004, entered into or changed the terms of any contract, agreement or arrangement with any director or senior executive of any member of the Wider Johnston Group which is material in the context of the Wider Johnston Group taken as a whole;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, trustee, administrator, administrative receiver or similar officer of all or any material part of its assets and revenues or any analogous or

equivalent steps or proceedings in or under the laws of any jurisdiction having occurred or there having been appointed any analogous person in any jurisdiction which in any case is material in the context of the Wider Johnston Group taken as a whole;

(xi) become unable, or admitted in writing that it is unable, to pay its debts generally or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case which is or would be material in the context of the Wider Johnston Group taken as a whole;

(xii) entered into any agreement, contract, commitment or arrangement which consents to or results in the restriction of the scope of the business of any member of the Wider Johnston Group which, in any such case, is material in the context of the Wider Johnston Group taken as a whole;

(xiii) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposal to enter into any agreement, commitment or arrangement or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (h);

(i) save as revealed and, in each case, to the extent material in the context of the Wider Johnston Group taken as a whole:

(i) no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Johnston Group;

(ii) no claim being made, and no circumstance having arisen which might reasonably lead to a claim being made, under the insurance of any member of the Wider Johnston Group which might reasonably be expected to have a material adverse effect on the Wider Johnston Group;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings or investigation having been instituted, announced, implemented or threatened by or against or remaining outstanding against any member of the Wider Johnston Group;

(iv) no contingent or other liability of any member of the Wider Johnston Group having arisen or increased which in any such case might reasonably be expected materially and adversely to affect any member of the Wider Johnston Group;

(j) Anglo American not having discovered after 11.00 am on the Announcement Date:-

(i) that any financial or business or other information publicly announced at any time by or on behalf of any member of the Wider Johnston Group and concerning the Wider Johnston Group is misleading or contains a misrepresentation of any fact or omits to state a fact necessary to make the information contained therein not misleading (and which was not subsequently corrected before the Announcement Date by disclosure either publicly or otherwise fairly in writing to Anglo American), in each case to an extent that the effect of the inaccuracy or misrepresentation of fact or omission is to overstate the assets or understate the liabilities of the Johnston Group by an amount which is material in the context of the Wider Johnston Group taken as a whole;

(ii) that any member of the Wider Johnston Group is subject to any liability (contingent or otherwise) which has not been revealed and which is material in the context of the Wider Johnston Group taken as a whole;

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Johnston Group to an extent which is material and adverse in the context of the Wider Johnston Group taken as a whole; and

(k) Anglo American having received confirmation that the trustees of the Pension Scheme will not use any Blocking Provision on the Offer becoming or being declared unconditional, or on, or as a consequence of, Anglo American acquiring control of Johnston pursuant to the Offer (including, without limitation, due to a consequential change in the financial circumstances of the group of companies to which Johnston belongs).

For the purposes of this condition (k), a "Blocking Provision" is one that would permit any member of the Johnston Group and/or the trustees of the Pension Scheme to decide on a change of control either (i) to put the Pension Scheme into wind up, or (ii) to require additional contributions from the sponsoring employers of the Pension Scheme and/or to increase the rate of employers' contributions to the Pension Scheme.

Part B. General

For the purposes of the conditions set out in this Appendix I "**parent undertaking**", "**subsidiary undertaking**", "**associated undertaking**" and "**undertaking**" have the

meanings given by the Act, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act.

Subject to the requirements of the Panel, Anglo American reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the above conditions apart from the condition in paragraph (a) of this Appendix I.

Conditions (b) to (k) (inclusive) of this Appendix I must be fulfilled or, where permitted, waived or, where appropriate, have been determined by Anglo American in its reasonable opinion to be or to remain satisfied by midnight (London time) on the 21st day after the later of the first closing date and the first date on which the condition set out in paragraph (a) above is fulfilled (or in each such case such later date as the Panel may agree). Anglo American shall be under no obligation to waive (where permitted) or treat as satisfied any of the conditions in paragraphs (b) to (k) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

Anglo American has also agreed with Johnston that it will extend its Offer for a minimum of a further period of 21 days after the first closing date (unless at or prior to such time Anglo American validly invokes any of the conditions specified at paragraphs (b) to (k) inclusive (with the consent of the Panel) causing the Offer to lapse.)

If Anglo American is required by the Panel to make an offer for Johnston Shares under the provisions of Rule 9 of the Code, Anglo American may make such alterations to any of the above conditions, as are necessary to comply with the provisions of that Rule.

Part C. Conditions of the Preference Share Offer

The Preference Share Offer would be conditional upon the Offer becoming or being declared unconditional in all respects.

Part D. Certain Further Terms of the Offer and the Preference Share Offer

None of Anglo American, any member of the Anglo American Group or Cazenove nor any agent or director of any of them, nor any person acting on behalf of any of the foregoing shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer or otherwise in connection therewith.

Save with the consent of the Panel, the Offer will lapse if the acquisition of Johnston by Anglo American is referred to the Competition Commission before the later of 3.00 p.m. on the first closing date and the date on which the Offer becomes or is declared unconditional as

to acceptances. In such circumstances, the Offer will cease to be capable of further acceptance and persons accepting the Offer and Anglo American shall thereupon cease to be bound by acceptances delivered on or before the date on which the Offer so lapses.

The Preference Share Offer would lapse upon the lapse of the Offer.

The Offer and any acceptance thereunder will be governed by English law, will be subject to the jurisdiction of the English courts and will be subject to the terms and conditions set out in this Appendix I of this Announcement, the Form of Acceptance and those terms which will be set out in the Offer Document and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority and the provisions of the Code.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

The Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer, including the Loan Note Alternative, will not be capable of acceptance by any such use, means, instrumentality or facility within the United States, Canada, Australia or Japan. Accordingly copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia or Japan.

Part E. Particulars of the Loan Note Alternative

The Loan Note Alternative will be conditional upon the Offer becoming unconditional in all respects.

Save as stated below and subject to the terms which will be set out in the Offer Document, Johnston Shareholders who validly accept the Offer may elect to receive, in exchange for those Johnston Shares in respect of which they make a valid election, Loan Notes instead of the cash to which they would otherwise have been entitled under the Offer on the basis of £1 in nominal amount of Loan Notes for every £1 which they would otherwise have received.

The Loan Notes will be issued in integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued.

Unless Anglo American decides otherwise, no Loan Notes will be issued by Anglo American unless the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £5 million. If such aggregate is less than £5 million, any such election shall, unless Anglo American decides otherwise, be void and, provided the acceptance of the Offer is otherwise valid, the relevant Johnston Shareholders will be deemed to have accepted the cash consideration under the Offer.

The Loan Notes and the Loan Note instrument will be governed by and construed in accordance with English law.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state, territory, district or other jurisdiction of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission or any similar authority of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investment Commission or the Japanese Ministry of Finance; and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes are not being, and may not be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, the relevant jurisdiction or to, or for the account or benefit of, any US, Canadian, Australian or Japanese person.

The Loan Notes which may be issued pursuant to the Offer have not been, nor will they be, registered under, or offered in compliance with, applicable securities laws of Ireland and the Offer Document will not be a prospectus within the meaning of or for the purposes of the Companies Act 1963 to 2001 (as amended) or the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 (as amended) of Ireland. Accordingly the Loan Note Alternative referred to in this announcement will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of foreign commerce of, or by any facilities of, a national or other securities exchange of, Ireland, and the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold, or delivered, directly or indirectly, in, into or from Ireland.

Part F. SOURCES AND BASES

In this Announcement:

(i) unless otherwise stated in this Announcement, financial information relating to Johnston has been extracted from the Annual Report and Accounts of Johnston and the interim results of Johnston;

(ii) unless otherwise stated, financial and other information relating to Anglo American has been extracted from the annual report and accounts of Anglo American for the year ended 31 December 2003 and the interim results of Anglo American dated 30 June 2004;

(iii) the value of the existing issued ordinary share capital of Johnston is based upon 10,829,070 Johnston Shares in issue on 23 August 2004 (according to the records of Johnston) and the closing price of Johnston Shares on 23 August 2004 of 405 pence, the value of the existing issued preference share capital of Johnston is based upon 1,000,000 Johnston Preference Shares in issue on 23 August 2004 (according to the records of Johnston) and the value of the issued and to be issued ordinary share capital of Johnston is based upon the number of Johnston Shares in issue referred to above.

APPENDIX II

Definitions

In this announcement, unless the context otherwise requires the following expressions have the following meaning:

"Anglo American"	Anglo American plc
"Anglo American Group"	Anglo American and its subsidiaries, joint ventures and associates
"Annual Report and Accounts"	the annual report and audited accounts of Johnston for the year ended 31 December 2003
"Board of Anglo American"	the board of directors of Anglo American
"Board of Johnston"	the board of directors of Johnston
"Cazenove"	Cazenove & Co. Ltd, financial adviser to the Anglo American Group
"Close Brothers"	Close Brothers Corporate Finance Limited, financial adviser to Johnston
"Code"	The City Code on Takeovers and Mergers
"Companies Act"	The Companies Act 1985, as amended
"Ennstone Offer"	the offer for Johnston on behalf of Ennstone plc, made on 4 August 2004
"Form(s) of Acceptance" or "Form(s)"	the form of acceptance and authority relating to the Offer, which will accompany the Offer Document
"Independent Directors"	Chris Woodwark, Kash Pandya, David Hamilton, Brian Watkins and David Tree, being all of the Directors of Johnston, other than Michael Johnston and Philippa Marriott, who, in view of their involvement with Ennstone and its offer, have not participated in taking responsibility for considering the Offer
"Johnston" or the "Company"	Johnston Group PLC

"Johnston Directors" or "Directors of Johnston"	the directors of Johnston
"Johnston Family Shareholders"	members of the Johnston family and certain related trusts controlling, in aggregate, 5,427,147 Johnston Shares
"Johnston Group" or "Group"	Johnston and its subsidiaries and its subsidiary undertakings
"Johnston Preference Shares"	means the existing unconditionally allotted or issued and fully paid preference shares of £1 each in the capital of Johnston and any further such shares which are unconditionally allotted or issued fully paid or credited as fully paid before the date on which the Preference Share Offer ceases to be open for acceptance (or such earlier date as Anglo American may decide)
"Johnston Preference Shareholders"	the holders of Johnston Preference Shares
"Johnston Optionholders" or "Optionholder"	means a holder of options under the Johnston Share Schemes
"Johnston Shareholders"	the holders of Johnston Shares
"Johnston Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of Johnston and any further such shares which are unconditionally allotted or issued fully paid or credited as fully paid before the date on which the Offer ceases to be open for acceptance (or such earlier date as Anglo American may, subject to the Code, decide)
"Johnston Share Schemes"	The 1994 Executive Share Option Scheme and the 1994 Sharesave Scheme
"Loan Notes"	the floating rate unsecured loan notes of Anglo American to be issued pursuant to the Loan Note Alternative
"Loan Note Alternative"	the alternative whereby Johnston Shareholders (other than certain overseas shareholders) validly accepting the Offer may elect to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled under the Offer
"London Stock Exchange"	London Stock Exchange plc
"OFT"	The Office of Fair Trading

"Offer Document"	the document containing and setting out the terms and conditions of the Offer to be sent to Johnston Shareholders
"Offer Price"	means 491 pence per Johnston Share
"Offer"	the recommended cash offer (including the Loan Note Alternative) to be made by Cazenove on behalf of Anglo American to acquire all of the Johnston Shares, other than those Johnston Shares already owned by the Anglo American Group, on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance and including, where the context requires, any subsequent revision, variation, extension or renewal thereof
"Panel"	The Panel on Takeovers and Mergers
"Pension Scheme"	the Johnston Management Holdings Limited Pension and Life Assurance Scheme
"Preference Share Offer"	a cash offer intended to be made by Cazenove on behalf of Anglo American to acquire all of the Johnston Preference Shares on the terms and subject to the conditions set out in any offer document and form of acceptance applicable thereto and including, where the context requires, any subsequent revision, variation, extension or renewal thereof
"Regulatory Information Service"	as defined in the UKLA's Listing Rules
"Securities Act"	the United States Securities Act of 1933, as amended
"subsidiary", "subsidiary undertaking", "associated undertaking" or "undertaking"	shall be construed in accordance with the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act)
"Substantial Interest"	means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking
"Tarmac"	Tarmac Limited and its subsidiaries
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority" or "UKLA"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

"United States", "US" or "USA"	the United States of America, its territories and possessions, any State of the United States of America, the District of Columbia and all other areas subject to its jurisdiction or any political subdivision thereof
"Wider Anglo American Group"	means Anglo American and its subsidiary undertakings, associated undertakings and any undertakings in which Anglo American and/or such undertakings (aggregating their interests) have a Substantial Interest
"Wider Johnston Group"	means Johnston and its subsidiary undertakings, associated undertakings and any undertakings in which Johnston and/or such undertakings (aggregating their interests) have a Substantial Interest